Exhibit 21

List of Subsidiaries

1.	Telava Wireless, a Wyoming corporation
2.	Telava Networks, Inc, a Nevada corporation, which uses the trade names Local Area Yellow Pages, Nationwide Roadside Assistance and Smart Cash Mobile
3.	Telava Mobile, a Delaware corporation
4.	Telava Acquisitions Inc, a Delaware corporation
5.	IBFA Acquisition, LLC, a Michigan limited liability corporation
6.	Local Info Pages, Inc., a Korean corporation